UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

SAGENT PHARMACEUTICALS, INC.

(Name of Subject Company)

SHEPARD VISION, INC.

(Name of Offeror)

A Wholly-Owned Subsidiary of

NICHI-IKO PHARMACEUTICAL CO., LTD.

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

786692103

(CUSIP Number of Class of Securities)

Mr. Kenji Matsuyama

Senior Director

Nichi-Iko Pharmaceutical Co., Ltd.

5-4 Nihonbashi-Honcho 1-chome

Chuo-ku, Tokyo, Japan 103-0023

+81-3-3276-0215

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Masakazu Iwakura	Toby S. Myerson
Nishimura & Asahi Otemon Tower, 1-1-2 Otemachi, Chiyoda-ku, Tokyo, 100-8124, Japan +81-3-6250-6200	Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$734,695,947	$73,983.90

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (i) 33,088,222 outstanding shares of common stock of Sagent Pharmaceuticals, Inc. (“Sagent”), par value $0.01 per share (the “Shares”), multiplied by the offer price of $21.75 per Share, (ii) 1,849,185 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $21.75 per Share, multiplied by $5.90, which is the offer price of $21.75 per Share minus the weighted average exercise price for such options of $15.85 per Share, and (iii) 189,284 restricted stock units multiplied by the Offer Price of $21.75 per Share. The calculation of the filing fee is based on information provided by Sagent as of July 26, 2016.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015 by multiplying the transaction value by .0001007.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $73,983.90	Filing Party: Nichi-Iko Pharmaceuticals, Inc. and Shepard Vision, Inc.
Form or Registration No.: Schedule TO	Date Filed: August 1, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on August 1, 2016 by Shepard Vision, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Nichi-Iko Pharmaceuticals, Inc., a joint stock corporation organized under the laws of Japan (“Parent”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Sagent Pharmaceuticals, Inc., a Delaware corporation (“Sagent”), at a price of $21.75 per Share (the “Offer Price”) net to the holder in cash, without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 2016 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer”.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The Items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(vi)	Regulatory Press Release issued by Parent on the Tokyo Stock Exchange (English translation), dated August 2, 2016

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 2, 2016

Shepard Vision, Inc.

By:	/s/ Kenji Matsuyama
Name: KENJI MATSUYAMA
Title: President

Nichi-Iko Pharmaceutical Co., Ltd.

By:	/s/ Yuichi Tamura
Name: YUICHI TAMURA
Title: President & CEO

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of August 1, 2016*

(a)(1)(ii)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(vi)	Summary Advertisement, as published in The New York Times on August 1, 2016*

(a)(5)(i)	Joint Press Release issued by Parent and Sagent, dated July 11, 2016 (incorporated by reference to the Schedule TO-C filed by Parent on July 11, 2016)

(a)(5)(ii)	Regulatory Press Release issued by Parent, dated July 11, 2016 (incorporated by reference to the Schedule TO-C filed by Parent on July 11, 2016)

(a)(5)(iii)	Letter sent by CEO of Parent to employees of Sagent issued by Parent, dated July 12, 2016, (incorporated by reference to the Schedule TO-C filed by Parent on July 12, 2016)

(a)(5)(iv)	IR Presentation issued by Parent, dated July 11, 2016, (incorporated by reference to the Schedule TO-C filed by Parent on July 11, 2016)

(a)(5)(v)	Press release announcing commencement of the Offer issued by Parent, dated August 1, 2016*

(a)(5)(vi)	Regulatory Press Release issued by Parent on the Tokyo Stock Exchange (English Translation), dated August 2, 2016

(b)(1)	Commitment Letter, dated as of June 23, 2016, among Parent and SMBC*

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of July 10, 2016, among Sagent, Parent and Purchaser (incorporated by reference to the Current Report on Form 8-K filed by Parent on July 11, 2016)

(d)(2)	Form of Tender and Support Agreement, dated as of July 10, 2016, among Parent, Purchaser and certain stockholders of Sagent*

(d)(3)	Confidentiality Agreement, dated April 30, 2016, by and between Parent and Sagent*

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Previously filed.